☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-32305

CUSIP NUMBER: 21987A 209

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANTS INFORMATION

CORPBANCA
Full Name of Registrants:

Former Name if Applicable:

Huérfanos 1072
Address of Principal Executive Office (Street and Number):

Santiago, Chile
City, State and Zip Code:

PART II

RULE 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrants seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not been able to file its annual report on Form 20-F for the fiscal year ending December 31, 2004 in a timely manner because of delays in the finalization of the 2004 financial statement review.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Camilo Morales Riquelme	+ 56 (2) 687-8000
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrants were required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CORPBANCA
(Name of Registrants as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CORPBANCA

Date: July 1, 2005	By:	/s/ Camilo Morales Riquelme
		Name:	Camilo Morales Riquelme
		Title:	Division Manager – Planning and Development Control